                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be included in statements filed pursuant
            to Rule 13d-1(a) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)

                       COGENERATION CORPORATION OF AMERICA
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   628950 10 7
                                 (CUSIP Number)

                                  Ann B. Curtis
                               Calpine Corporation
                           50 West San Fernando Street
                               San Jose, CA 95113
                                 (408) 995-5115
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                            William R. Collins, Esq.
                            Howard, Smith & Levin LLP
                           1330 Avenue of the Americas
                               New York, NY 10019
                                 (212) 841-1000

                                 August 26, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D


CUSIP No.   628950 10 7


1)                 Name of Reporting Persons:  Calpine Corporation
                   I.R.S. Identification Nos. of Above Person:  77-0498817

2)                 Check the Appropriate Box if a Member of a Group.
                   [  ]  (a)
                   [  ]  (b)

3)                 SEC Use Only

4)                 Source of Funds.  AF, WC, BK

5) [ ] Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e).

6)                 Citizenship or Place of Organization.
                   Delaware

Number of Shares   7)         sole voting power           0
beneficially
owned by each      8)         shared voting power         3,106,612
reporting person
with               9)         sole dispositive power      0

                   10)        shared dispositive power    3,106,612

11)                Aggregate amount beneficially owned by each reporting person
                   3,106,612

12)                [  ]  Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares.

13)                Percent of Class Represented by Amount in Row (11).
                   45.30%

14)                Type of Reporting Person.
                   CO

                                  SCHEDULE 13D


CUSIP No.  628950 10 7


1)                 Name of Reporting Persons:  Calpine East Acquisition Corp.
                   I.R.S. Identification Nos. of Above Person:  77-0520358

2)                 Check the Appropriate Box if a Member of a Group.
                   [  ]  (a)
                   [  ]  (b)

3)                 SEC Use Only

4)                 Source of Funds.  AF, WC

5) [ ] Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e).

6)                 Citizenship or Place of Organization.
                   Delaware

Number of Shares   7)       sole voting power           0
beneficially
owned by each      8)       shared voting power         3,106,612
reporting person
with               9)       sole dispositive power      0

                   10)      shared dispositive power    3,106,612

11)                Aggregate amount beneficially owned by each reporting person
                   3,106,612

12)                [  ]  Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares.

13)                Percent of Class Represented by Amount in Row (11).
                   45.30%

14)                Type of Reporting Person.
                   CO

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Cogeneration Corporation of America (the "Company"). The principal executive offices of the Issuer are located at One Carlson Parkway, Suite 240, Minneapolis, Minnesota 55447.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) and (f) This Statement is filed by Calpine East Acquisition Corp., a Delaware corporation ("Merger Subsidiary"), and Calpine Corporation, a Delaware corporation ("Calpine"). Merger Subsidiary, a wholly-owned subsidiary of Calpine, was organized to acquire the Company and has not conducted any unrelated activities since its organization on August 23, 1999. Calpine is a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. The principal executive offices of Calpine and Merger Subsidiary are located at 50 West San Fernando Street, San Jose, California 95113. The name, age, business address, present principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Merger Subsidiary and Calpine are set forth in Schedule I hereto.

                  (d) and (e) None of Merger Subsidiary, Calpine or, to the best knowledge of such corporations, any of the persons listed on Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The total amount of funds required by Merger Subsidiary to consummate the Merger (as defined below) (including refinancing, if necessary, certain indebtedness of the Company and its subsidiaries, and paying related fees and expenses) is expected to be approximately $233 million. Merger Subsidiary will obtain all funds needed for the Merger from Calpine by means of a capital contribution, loan or a combination thereof. Calpine will obtain such funds (i) from its general corporate funds and/or (ii) by borrowing under its existing Credit Agreement, dated as of September 25, 1996, as amended as of May 15, 1998 (as amended, the "Credit Agreement"), among Calpine, as borrower, the banks and other financial institutions party thereto, as lenders, and the Bank of Nova Scotia, as agent. The Credit Agreement provides for borrowings of up to an aggregate of $100,000,000 of loans on an unsecured basis. Borrowings under the Credit Agreement bear interest at the Bank of Nova Scotia's base rate plus an applicable margin or at LIBOR plus an applicable margin. The Credit Agreement includes customary covenants including financial covenants.

                  As of August 30, 1999, Calpine had (i) cash-on-hand (including cash equivalents and marketable securities) of approximately $250 million and
(ii) availability to borrow up to an additional $79 million of loans under the Credit Agreement.

                  The foregoing summary of the source and amount of funds is qualified in its entirety by reference to the text of the Credit Agreement, a copy of which is filed as an exhibit to Calpine's Current Report on Form 8-K, dated May 1, 1996, filed with the Securities and Exchange Commission and is incorporated in this Statement by reference.

                  Although no definitive plan or arrangement for repayment of borrowings under the Credit Agreement have been made, Calpine anticipates such borrowings will be repaid with internally generated funds (including, if the Merger is accomplished, those of the Company) and from other sources which may include the proceeds of future bank refinancings or the public or private sale of debt or equity securities. No decision has been made concerning the method Calpine will use to repay the borrowings under the Credit Agreement. Such decision will be made based on Calpine's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors as Calpine may deem appropriate.

ITEM 4.  PURPOSE OF TRANSACTION.

                  On August 26, 1999, Calpine and Merger Subsidiary entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company which provides that, subject to the terms and conditions thereof, Merger Subsidiary will merge with and into the Company with the Company continuing as the surviving corporation (the "Merger"). Upon consummation of the Merger, all outstanding shares of Common Stock (other than shares held by Calpine or Merger Subsidiary) will be converted into the right to receive $25.00 per share in cash.

                  Concurrently with the execution of the Merger Agreement, Calpine, Merger Subsidiary and NRG Energy, Inc., a Delaware corporation ("NRG"), have entered into a Contribution and Stockholders Agreement, dated as of August 26, 1999 (the "Stockholders Agreement"). The Stockholders Agreement provides that, subject to the terms and conditions thereof, immediately prior to the consummation of the Merger (i) NRG will contribute to Merger Subsidiary a number of shares of Common Stock equal in value to (A) at least 20% of the total equity value of the Company less (B) the value of certain stock options held by NRG employees which are currently directors of the Company which have been or will be cancelled prior to the Merger, for 20% of the ownership interest in Merger Subsidiary and (ii) Calpine will contribute to Merger Subsidiary sufficient cash equal to 80% of the total equity value of the Company. Upon consummation of the Merger, NRG will own 20% and Calpine will own 80% of the outstanding shares of Common Stock of the Company. The total equity value of the Company is defined as the sum of (i) the total number of outstanding shares of Common Stock multiplied by $25.00 (the "Merger Price") and (ii) the aggregate amount of the excess of the Merger Price over the exercise price of each of the outstanding stock options of the Company which are currently exercisable or will become exercisable upon consummation of the Merger. Calpine has also agreed to contribute cash, in the form of a loan, sufficient to satisfy certain obligations of the Company.

                  The Stockholders Agreement provides that the Board of Directors of the Company following the Merger shall consist of no more than seven directors with one director being appointed by NRG. In addition, the consent of NRG is required for the Company or its subsidiaries to take certain actions including, without limitation, actions relating to (i) the issuance of securities, (ii) the sale or disposition of subsidiaries or assets, (iii) amendments to its certificate of incorporation or by-laws, (iv) mergers or consolidations with third parties and (v) certain agreements with affiliates. The Stockholders Agreement prohibits Calpine and NRG from transferring their respective shares of Common Stock of the Company following the Merger for a period of three years without the prior written consent of the other stockholder, which consent cannot be unreasonably withheld or delayed.

                  In addition, pursuant to the Stockholders Agreement, NRG has granted Calpine an irrevocable proxy with respect to all of the shares of Common Stock held by it (constituting 45.3% of the outstanding shares) to vote such shares in favor of approval of the Merger Agreement at a duly convened meeting of the Company's stockholders for such purpose. In the Merger Agreement, the Company has represented that the affirmative vote of the holders of two-thirds of the outstanding shares of the Company's Common Stock is required to approve the Merger.

                  The Stockholders Agreement provides that following the Merger Calpine shall have the right to acquire NRG's 20% interest in the Company during the 365-day period commencing on the third anniversary of the closing of the Merger for the fair market value of the interest as determined by an independent investment bank. In addition, at the closing of the Merger, certain existing operating and management and service agreements between NRG and its affiliates, on the one hand, and the Company and its affiliates, on the other hand, will be terminated at the effective time of the Merger and will be replaced by agreements between the Company and Calpine.

                  The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is attached hereto as Exhibit 3. There can be no assurances that there will be any transaction resulting from the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  As a result of entering into the Stockholders Agreement, Calpine and Merger Subsidiary beneficially own 3,106,612 shares of Common Stock which represents 45.3% of the outstanding shares of Common Stock. See Item 4 of this Statement for a description of the Stockholders Agreement. Except as described in this Statement, neither Calpine, Merger Subsidiary nor, to their knowledge, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has the right to acquire any equity securities of the Company, nor has Calpine, Merger Subsidiary or, to their knowledge, any of the persons or entities referred to above or any of the respective executive officers, directors or subsidiaries of any of the foregoing, effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
             TO SECURITIES OF THE ISSUER.


                  See Item 4 for a description of the Stockholders Agreement among Calpine, Merger Subsidiary and NRG. Except as described in this Statement, neither Calpine, Merger Subsidiary nor, to their knowledge, any of the persons listed in Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


(1) Joint Filing Agreement, dated September 7, 1999, between Calpine and Merger Subsidiary.

(2) Agreement and Plan of Merger, dated as of August 26, 1999, among the Company, Calpine and Merger Subsidiary.

(3) Contribution and Stockholders Agreement, dated as of August 26, 1999, among Calpine, Merger Subsidiary and NRG.

(4) Confidentiality Agreement, dated May 17, 1999, between Calpine and the Company.

(5) Credit Agreement, dated September 25, 1996, among Calpine and the Bank of Nova Scotia (previously filed as an exhibit to Calpine's Current Report on Form 8-K dated May 1, 1996 and incorporated herein by reference).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 1999



                       CALPINE EAST ACQUISITION CORP.


                       By: /s/  Ann B. Curtis
                                -------------
                           Name:     Ann B. Curtis
                           Title:    Vice President, Chief Financial Officer and
                                     Secretary


                       CALPINE CORPORATION


                       By: /s/  Ann B. Curtis
                                -------------
                           Name:     Ann B. Curtis
                           Title:    Executive Vice President

                                  EXHIBIT INDEX

(1) Joint Filing Agreement, dated September 7, 1999, between Calpine and Merger Subsidiary.

(2) Agreement and Plan of Merger, dated as of August 26, 1999, among the Company, Calpine and Merger Subsidiary.

(3) Contribution and Stockholders Agreement, dated as of August 26, 1999, among Calpine, Merger Subsidiary and NRG.

(4) Confidentiality Agreement, dated May 17, 1999, between Calpine and the Company.

(5) Credit Agreement, dated September 25, 1996, among Calpine and the Bank of Nova Scotia (previously filed as an exhibit to Calpine's Current Report on Form 8-K dated May 1, 1996 and incorporated herein by reference).

                                                                      SCHEDULE I

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                    OFFICERS OF CALPINE AND MERGER SUBSIDIARY




1. DIRECTORS AND EXECUTIVE OFFICERS OF CALPINE. The following table sets forth the name, age, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Calpine. Each such person is a citizen of the United States of America. Unless otherwise indicated below, the business address of each person is c/o Calpine Corporation, 50 West San Fernando Street, San Jose, California, 95113. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Calpine.

                                                                        Present Principal Occupation
              Name and                                                or Employment; Material Positions
          Business Address               Age                            Held During Past Five Years
          ----------------               ---                            ---------------------------
Peter Cartwright.....................    69              Director  of  Calpine  since  1984,  Chairman  of the Board
                                                         since  September   1996,   President  and  Chief  Executive
                                                         Officer since 1984.

Ann B. Curtis........................    48              Director  of Calpine  since  September  1996 and  Executive
                                                         Vice  President  since August  1998.  From  September  1992 until August 1998, Ms. Curtis was Senior Vice President.

Jeffrey E. Garten....................    52              Director of Calpine since  January  1997.  Dean of the Yale
Dean, School of Management                               School of Management  and William S. Beinecke  Professor in
Yale University                                          the  Practice  of  International  Trade and  Finance  since
Box 208200                                               November  1995.  From November  1993 to October  1995,  Mr.
New Haven, CT 06520-8200                                 Garten   served   as    Undersecretary   of   Commerce   of
                                                         International Trade.

Susan C. Schwab......................    44              Director  of  Calpine  since  January  1997.  Dean  of  the
Dean, School of Public Affairs                           School of Public  Affairs  at the  University  of  Maryland
University of Maryland                                   since  August  1995.  From July 1993 to  August  1995,  Dr.
Room 2101 Van Munching Hall                              Schwab served as Director,  Corporate Business  Development
College Park, MD 20742                                   at Motorola, Inc.

George J. Stathakis..................    68              Director  of  Calpine  since   September  1996  and  Senior
                                                         Advisor  since  December  1994.  Mr.   Stathakis  has  been
                                                         providing  financial,   business  and  management  advisory
                                                         services to numerous  corporations since 1985.  Chairman of
                                                         the  Board  and  Chief   Executive   Officer   of   Ramtron
                                                         International   Corporation,    an   advanced   technology
                                                         semiconductor company, from 1990 to 1994.

John O. Wilson.......................    60              Director of Calpine  since January  1997.  Senior  Research
Senior Research Fellow                                   Fellow,  Berkeley  Roundtable on the International  Economy
Berkeley Roundtable on the                               and  Executive  Vice  President  and Chief  Economist,  SDR
    International Economy (BRIE)                         Capital  Management,  Inc.  since January 1999.  Mr. Wilson
2234 Piedmont Avenue                                     served as Executive Vice  President and Chief  Economist at
University of California, Berkeley                       Bank of America from August 1984 to January 1999.
Berkeley, CA 94720

V. Orville Wright....................    78              Director of Calpine since  January 1997.  Mr. Wright served
                                                         in  various  positions  with  MCI   Communications   Corp.,
                                                         including  Vice  Chairman  and Co-Chief  Executive  Officer from  1988 to  1991,  Vice  Chairman  and  Chief  Executive
                                                         Officer  from  1985  to  1987,   and  President  and  Chief
                                                         Operating Officer from 1975 to 1985.

Robert D. Kelly......................    41              Senior Vice  President - Finance of Calpine  since  January
                                                         1998  and Vice  President  -  Finance  from  April  1994 to
                                                         January 1998.

2. DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUBSIDIARY. The following table sets forth the name, age, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Calpine. Each such person is a citizen of the United States of America. Unless otherwise indicated below, the business address of each person is c/o Calpine Corporation, 50 West San Fernando Street, San Jose, California, 95113. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Calpine.


                                                                      Present Principal Occupation
            Name and                                               or Employment; Material Positions
        Business Address            Age                               Held During Past Five Years
        ----------------            ---                               ---------------------------
Peter Cartwright................   69                Chairman of Board,  President and Chief  Executive  Officer of
                                                     Merger  Subsidiary  since  its  incorporation  on  August  23,
                                                     1999.  Director of Calpine  since 1984,  Chairman of the Board
                                                     of  Calpine  since   September   1996,   President  and  Chief
                                                     Executive Officer of Calpine since 1984.

Ann B. Curtis...................   48                Vice  President,  Chief  Financial  Officer and  Secretary  of
                                                     Merger  Subsidiary  since  its  incorporation  on  August  23,
                                                     1999.  Director of Calpine since  September 1996 and Executive
                                                     Vice  President of Calpine since August 1998.  From  September
                                                     1992 until August 1998,  Ms. Curtis was Senior Vice  President of Calpine.

Thomas R. Mason.................   55                Executive  Vice  President  of  Merger  Subsidiary  since  its incorporation  on August 23, 1999.  Executive  Vice  President
                                                     of Calpine  since  August  1998.  From March 1998 until August
                                                     1998,  Mr. Mason was Senior Vice  President of Calpine.  Prior
                                                     to  joining  Calpine,   Mr.  Mason  was  President  and  Chief
                                                     Operating  Officer of CalEnergy  Operating  Services,  Inc., a
                                                     wholly-owned   subsidiary  of  MidAmerican   Energy   Holdings
                                                     Company.

John T. King....................   34                Vice President of Merger  Subsidiary  since its  incorporation
                                                     on  August  23,  1999.  Vice  President-Business   Development
                                                     since  September  1997 and employee of Calpine since  February
                                                     1995.   From  1994  to  February  1995,  Mr.  King  was  Chief
                                                     Operating Officer of Charter Media, Inc.

Robert D. Kelly.................   41                Vice President of Merger  Subsidiary  since its  incorporation on August  23,  1999.  Senior  Vice  President  -  Finance  of
                                                     Calpine  since  January 1998 and Vice  President-Finance  from
                                                     April 1994 to January 1998.

Charles B. Clark, Jr............   51                Controller of Merger  Subsidiary  since its  incorporation  on
                                                     August 23, 1999.  Vice  President and Corporate  Controller of
                                                     Calpine  since May 1999.  From  February  1999 to April  1999,
                                                     Director   of   Business   Services   for   Geysers,   Calpine
                                                     Corporation.  From March 1998 to November  1998, Mr. Clark was
                                                     Chief  Financial  Officer of Hobbs Group,  LLC.  From February
                                                     1997  to   February   1998,   Mr.   Clark  was   Senior   Vice
                                                     President-Finance  and Administration of CNF Industries,  Inc.
                                                     and  from  May  1988 to  January  1997,  Mr.  Clark  was  Vice
                                                     President and Chief Financial  Officer of Century  Contractors
                                                     West, Inc. (a predecessor of CNF Industries, Inc.)

Lisa M. Bodensteiner............   37                Assistant   Secretary   of   Merger   Subsidiary   since   its
                                                     incorporation  on August 23, 1999,  Vice President and General
                                                     Counsel of Calpine  since April 1999.  From  February  1998 to
                                                     March 1999, Ms.  Bodensteiner was Calpine's  Assistant General
                                                     Counsel and from  February 1996 to February 1998 was Associate
                                                     Counsel.  Prior to joining  Calpine,  Ms.  Bodensteiner was an attorney  for Thelen,  Marrin,  Johnson & Bridges (now Thelen,
                                                     Reid & Priest).

         None of the executive officers and directors of Calpine or Merger Subsidiary currently is a director of, or holds any position with, the Company or any of its subsidiaries. To the knowledge of Calpine and Merger Subsidiary, none of Calpine's or Merger Subsidiary's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.